

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

January 29, 2007

Mr. Claudio Gianascio
President and Director
ORANCO, Inc.
1981 East 4800 South, Suite 110
Salt Lake City, UT 84117

> **Re: ORANCO, Inc.**
> **December 31, 2005 Form 10-KSB as amended**
> **Filed March 27 and May 10, 2006**
> **File No. 0-28181**

Dear Mr. Gianascio:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Emerging Growth
Companies